SCHEDULE 10SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

      Filtronic plc


2. Name of shareholder having a major interest

      The Capital Group Companies, Inc. and affiliates, including Capital Research and Management Company


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

      Non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

      State Street Nominees Limited


5. Number of shares / amount of stock acquired

      N/a


6. Percentage of issued class

      N/a


7. Number of shares / amount of stock disposed

      731,818


8. Percentage of issued class

      0.98%


9. Class of security

      Ordinary shares


10. Date of transaction

      25 October 2002


11. Date company informed

      30 October 2002


12. Total holding following this notification

      2,217,782 shares


13. Total percentage holding of issued class following this notification

      2.98%


14. Any additional information




15. Name of contact and telephone number for queries

      Fiona Pick +44 1274 231166


16. Name and signature of authorised company official responsible for making this notification

      Fiona Pick


Date of notification

      31 October 2002


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